Exhibit 12.1

COMPUTATION OF RATION OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,					For the Six Months Ended June 30,
(all amounts in thousands)		2007	2008	2009	2010	2011	2012
Pre-tax income before minority interest and equity in earnings of partnership	a	29,493	28,141	18,499	8,875	15,522	14,947
Fixed Charges	b	21,772	26,991	22,973	39,082	31,533	19,657
Amortization of Capitalized Interest	c	202	331	385	403	422	463
Less:
Capitalized Interest		(2,483)	(1,383)	(259)	(130)	(589)	(624)

Earnings		48,984	54,080	41,598	48,230	46,888	34,443

Fixed Charges Interest Expense (includes any debt amortization)		15,125	21,433	18,995	33,716	24,518	15,472
Capitalized Interest		2,483	1,383	259	130	589	624
Estimated interest element of rentals (1)		4,164	4,175	3,719	5,236	6,426	3,561

Total Fixed Charges		21,772	26,991	22,973	39,082	31,533	19,657

Ratio of Earnings to Fixed Charges		2.25	2.00	1.81	1.23	1.49	1.75

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.